                                          September 26, 2011

Larry Greene
Office of Disclosure and Review
Division of Investment Management

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Prudential Investment Portfolios 5
(File No. 811-09439 (the “Registrant”)
          Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on September 26, 2011 regarding the Registrant’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933. The purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to add relevant disclosure to the prospectus and SAI of Prudential Small Cap Value Fund (the “Fund”), a series of the Registrant, regarding two new share classes, known as Class “R” and Class “Z.”

     As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment: As appropriate, please update the discussion of “Recent Market Events” in the summary section of your statutory prospectus, to reflect recent market developments.

Response: We believe that the existing discussion of market swings, market turmoil and related developments in the “Recent Market Events” discussion appropriately advises investors of some of the risk factors associated with recent events in the market.

Comment: Please ensure that, as appropriate and applicable, the Fund’s prospectus and SAI reflect the recent SEC staff letter to the Investment Company Institute (ICI) concerning discussion and disclosure of derivatives in fund registration statements.

Response: In response to the staff letter, we have reviewed the derivatives discussions contained in the Fund’s prospectus and SAI documents, and we have made appropriate revisions consistent with the Fund’s use of derivatives.

Comment: The typeface appearing in the EDGAR submission appears to be small. Please ensure that the font size used in the prospectus conforms with Rule 420.

Response: The font size used in the prospectus will conform with regulatory requirements.

Comment: In the “annual fund operating expenses” table, consider whether you should include the line item for underlying fund fees and expenses.

Response: The line item was not included because the Fund’s investments in other investment companies were underneath the disclosure threshold.

Comment: In the Fund’s prospectus, the references to the “average” market capitalization of the Russell 2000 Index is not permissible. Instead, references to an index’s market capitalization range should identify the largest company by market capitalization and the smallest company by market capitalization.

Response: The disclosure has been revised.

Comment: In the summary section of the Prospectus, the annual returns performance bar chart includes a footnote disclosing the Fund’s returns for the time period from January 1, 2011 through June 30, 2011. This footnote is neither permitted nor required by Form N-1A, and so should be removed.

Response: Upon review of the requirements of Form N-1A, we believe that this footnote is permissible. Specifically, Item 4(b)(2)(ii) provides that: “If the Fund’s fiscal year is other than a calendar year, include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart.” Since the Fund’s fiscal year is other than a calendar year, we believe that the footnote is required.

Comment: In the summary section of the Prospectus, the discussion pertaining to buying and selling shares of the Fund includes disclosure underneath the chart which is neither permitted nor required by Form N-1A. In particular, the final sentence provides information pertaining to the method(s) by which Fund shareholders may receive redemption proceeds: this disclosure is neither permitted nor required by Form N-1A.

Response: We will remove the final sentence, as requested.

Comment: In the Fund’s prospectus, please clarify the discussion pertaining to the Fund’s use of money market instruments for temporary defensive purposes by stating that the Fund’s use of such instruments is inconsistent with its investment objective.

Response: The disclosure has been revised accordingly.

Comment: In the Fund’s prospectus, please include disclosure / explanation which indicates the types of “equity-related” securities that the Fund may invest in, since there is a risk-reward table appearing in the prospectus which identifies as a principal investment strategy the Fund’s investments in equity and equity-related securities.

Response: We have revised the disclosure by removing the “equity related securities” discussion(s) in the risk-reward tables, because “equity related securities” is not a principal investment strategy of the Fund.

Comment: In the Fund’s prospectus, please clarify the discussion pertaining to the Fund’s use of money market instruments for temporary defensive purposes by stating that the Fund’s use of such instruments is inconsistent with its investment objective.

Response: The disclosure has been revised accordingly.

Comment: Following the risk-reward tables in the prospectus, in the summary of “Principal & Non-Principal Strategies,” please clarify that the Fund’s ability to invest up to 100% in money market instruments on a temporary basis would be for defensive purposes.

Response: The disclosure has been revised accordingly.

Comment: In the Statement of Additional Information (SAI), the table which sets forth trustee compensation should separately break out/ identify interested and non-interested trustees.

Response: Because interested trustees do not receive any compensation from the Registrant or the Fund, we have not included them in the compensation table, and do not believe that Form N-1A requires interested trustees to be included in the compensation table. Accordingly, we respectfully decline to make corresponding changes to the trustee compensation table.

Comment: In the SAI, the discussion pertaining to portfolio manager compensation with respect to the Prudential Jennison Conservative Growth Fund should more specifically indicate which benchmark(s) are utilized for purposes of determining portfolio manager compensation; the existing disclosure appearing in the SAI is not sufficiently specific when it says that:
“The following primary quantitative factor is reviewed for the portfolio managers:  One- and three-year pre-tax investment performance of groupings of accounts relative to market conditions, pre-determined passive indices, such as the Russell 1000® Growth Index and Standard & Poor’s 500 Composite Stock Price Index, and industry peer group data for the product strategy (e.g., large cap growth, large cap value) for which the portfolio manager is responsible. “

Response: The disclosure has been revised accordingly by removing “such as” preceding the descriptions of the applicable benchmarks.

Please note that, because your comments were received at the end of the Registrant’s prospectus production cycle, it was not possible to incorporate several of the comments which are global in nature, and therefore applicable to the prospectuses and SAIs of other funds in the Prudential Investments fund family. However, all global disclosure revisions, as discussed above, will be introduced into fund prospectus and SAI documents commencing with our October 2011 production cycle, and continuing each month thereafter until all prospectus and SAI documents have been revised.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

                                   Very truly yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)